Exhibit 21.1
Subsidiaries of the Registrant
Name of Subsidiary	Jurisdiction of Organization

Palomar Medical Technologies, Inc.	Delaware

Palomar Medical Products, Inc.	Delaware

Palomar Medical Technologies B.V.	The Netherlands

Palomar Medical Technologies (Australia) Pty Ltd	Australia

Palomar Japan K.K.	Japan

Palomar Medical Technologies GmbH	Germany

Palomar Medical Technologies S.L.U.	Spain